Mary J. Mullany Tel: 215.864.8631 Fax: 215.864.8999 mullany@ballardspahr.com

September 13, 2021

By EDGAR

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Joanna Lam
Steve Lo

Re:	Essential Utilities, Inc. Form 10-K for the Fiscal Year Ended December 31, 2020 Form 8-K filed February 25, 2021 File No. 001-06659

Ladies and Gentlemen:

On behalf of Essential Utilities, Inc. (the “Registrant”), we acknowledge receipt of the Staff’s letter, dated September 9, 2021, with a comment related to the above-referenced filings.

The Registrant respectfully requests an extension until October 8, 2021 to respond to the Staff’s letter. The Registrant needs the additional time in order to have sufficient time for its response to be reviewed by its advisors as appropriate.

Very truly yours,

/s/ Mary J. Mullany

Mary J. Mullany

MJM/lrk

cc:	Daniel J. Schuller, Essential Utilities, Inc.
Christopher P. Luning, Essential Utilities, Inc.